SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004

                                                                  April 13, 1983




Seligman Communications
  and Information Fund, Inc.
One Bankers Trust Plaza
New York, New York  10006

Dear Sirs:

         You have requested our opinion in connection with Pre-Effective Amendment No. 2 to your Registration Statement on Form N-1 (File No. 2-80168) which you expect to file under the Securities Act of 1933 with respect to shares of your capital stock, $.10 par value.

         As your counsel, we are familiar with your organization and corporate status and the legality of your capital stock. We are also familiar with the forms of Distributing Agreement and Letter Agreement between you and J. & W. Seligman & Co. Marketing, Inc. being filed as exhibits to such Pre-Effective Amendment.

         We advise you that, in our opinion, shares of the capital stock of Seligman Communications and Information Fund, Inc., when issued for at least the par value thereof in accordance with such Distributing Agreement and Letter Agreement and as authorized by the Board of Directs, will be legally and validly issued, fully paid and nonassessable.

         We consent to the filing of this opinion to the Securities and Exchange Commission as an exhibit to the Pre-Effective Amendment referred to above. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                    Very truly yours,


                                    SULLIVAN & CROMWELL